PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No.04/DIR/1214

Jakarta, October 19, 2004

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

04045973

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	PT Bank Buana Indonesia Tbk.'s Notarial Deed	September 17, 2004
2.	Disclosure Information	September 29, 2004
3.	Use of Proceed of Right Issue	October 11, 2004
4.	Use of Proceed of Subordinated Bond	October 12, 2004

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : +62 21 6312340

dlw 11/8

2. Mrs...

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 1/4

No. 04/DIR/1003

Jakarta, September 17, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : PT Bank Buana Indonesia Tbk.'s Notarial Deed

Dear Sir/Madam,

With reference our letter No. 04/DIR/790 dated July 19, 2004 on Result of Extraordinary General Shareholders Meeting PT Bank Buana Indonesia Tbk., please find enclosed Deed No. 22 dated July 19, 2004 on Statement of Decision of an Extraordinary General Shareholders Meeting composed by Notary Public Fathiah Helmi, SH on Amendments of the Banks' Article of Association.

The deed has been reported to the Ministry of Justice and Human Rights Republic of Indonesia with a reporting No. C-19726 HT.01.04.TH.2004 dated August 5, 2004 and approved by Department of Trade and Industry No. 1428/RUB.09.02/IX/2004 dated September 03, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh Pardi Kendy

BHINNEKA TUNGGAL IKA

NOTARY PUBLIC & LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998

STATEMENT OF DECISION OF

AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PT BANK BUANA INDONESIA Tbk. (A LIMITED LIABILITY

COMPANY) abbreviated into PT BBI Tbk

Number: 22.-

-On this day, Monday, the nineteenth of July, two thousand and four (19-7-2004).------------------------

-Appearing before me, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public and whose names will be mentioned at the closing part of this deed.------------------------------------

1. Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD**, born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately employed person, an Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk Block I/8/23, Neighbourhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;-----------
   -The holder of Resident's Identity Card number: 09.5208.020958.0313, valid until the second of September, two thousand and seven (2-9-2007);-----

2. Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person,

an Indonesian Citizen, residing in East Jakarta, Era Mas 2000 E 4/12, Neighbourhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;------------------------------------

-The holder of Resident's Identity Card number: 09.5402.230954.0188, valid until the twenty third of September, two thousand and seven (23-9-2007);-

-according to their statements in this matter acting in their respective capacities as the President Director and a Director of PT Bank Buana Indonesia Tbk. abbreviated into PT BBI Tbk. mentioned below, and as such representing the Board of Directors of, as a proxy of an Extraordinary General Meeting of Share-holders of PT Bank Buana Indonesia Tbk. abbreviated into PT BBI Tbk dated the nineteenth of July, two thousand and four (19-7-2004), the minutes of Meeting of which are contained in my, the Notary's deed, number: 21, dated the nineteenth of July, two thousand and four (19-7-2004), and therefore for and on behalf of an Extra-ordinary General Meeting of Shareholders of **PT BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk**, domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement number: 1243, and the same had

been amended several times, and the said Articles of Association were most recently amended by virtue of the deed Number: 31, dated the twenty third of April, two thousand and four (23-4-2004) drawn up before me, the Notary Public, and the said deed had obtained approval and ratification from the Minister of Justice and Human Rights of the Republic of Indonesia by means of his Decree number: C-13107 HT.01.04.TH.2004, dated the twenty fifth of May, two thousand and four (25-5-2004), and the Report of the Deed of Amendments to the Articles of Association had been accepted and recorded in the Legal Entities Administration System (*Sisminbakum*) Database of the Directorate General of Public Law Administration of the Department of Justice and Human Rights of the Republic of Indonesia Number: C-14428 HT.01.04.TH.2004 dated the tenth of June, two thousand and four (10-6-2004), and had been registered with the Companies Registration Office of the Department of Industry and Trade of the West Jakarta Municipality under Number: 0913/RUB.09.02/VI/2004, dated the fifteenth of June, two thousand and four (15-6-2004).------------

Subsequently **PT BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk** shall be referred to as **the Company**.---

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:---------------------------------------

A. That an Extraordinary General Meeting of Shareholders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held on the nineteenth of July, two thousand and four (19-7-2004), taking place at the Bank Buana Wahid Hasyim Building, 5th Floor Meeting Room, Jalan Wahid Hasyim number 89, Jakarta 10350, the Minutes of Meeting of which had been drawn up before me, the Notary Public, dated the nineteenth of July, two thousand and four (19-7-2004) number 21.----------

B. That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications had been served/sent by means of 2 (two) daily newspapers namely "Bisnis Indonesia" and "Media Indonesia" both of which were published on the ninth of June, two thousand and four (9-6-2004);----------------------------------

That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely "Bisnis Indonesia" and "Media Indonesia" both of which were published on the twenty eighth of June, two thousand and four (28-6-2004) which shall read and be written as follows:------------------------

---------- **PT BANK BUANA INDONESIA Tbk** -----------

---------------- **("THE COMPANY")** ----------------

-------------------- **NOTICE** --------------------

-- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** --

The Company's Board of Directors hereby invites the Company's Shareholders to attend an Extra-ordinary General Meeting of Shareholders ("the Meeting") which shall be held on:-----------------

Day/Date	:	Monday, July 19, 2004;---------
Time	:	10.00 Western Indonesia Time up to the end (closing);----------
Place	:	PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building 5th Floor Meeting Room --------- Jl. Wahid Hasyim No. 89 ------- Jakarta 10350.-----------------

Items on the Agenda of an Extraordinary General Meeting of Shareholders (RUPSLB);----------------

1. Appointment of new Members of the Board of Commissioners and new Members of the Board of Directors.-------------------------------------
2. Amendments to Articles 4, 12, 14, 19, 23 and 26 of the Company's Articles of Association.--

Notes:---

1. In accordance with paragraph 3 of article 21 of the Company's Articles of Association, the Company does not send separate invitations to

the shareholders. Therefore, this advertisement is regarded as an official invitation.--------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders ("DPS") of the Company, both the Company's shares in the form of warrant or shares in the collective safekeeping on June 25, 2004 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investors particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.---------
3. The Shareholders who are not able to attend the meeting, may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.------
4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as proxy shall not be counted in the casting of votes.-----------------------------
5. The form of Written Power of Attorney is/are available everyday, during the working hours

at the Office of the Company, Corporate Secretary and Legal Bureau, Bank Buana Indonesia Building, Harmoni, 4th Floor, Jl. Gajah Mada No. 1A, Central Jakarta 10130, Phone (021) 6330585 ext 3401/3403 or at the Company's Stock Administration Bureau of PT Sirca Datapro Perdana, Sirca Building, Jl. Johar No. 18, Menteng, Jakarta 10340, Phone (021) 3900645, 3905920.---------------------------------------

6. For the Shareholders, who are represented by his/her Proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.----------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card ("KTP") which is still valid or other identity cards to the Registration Officer before entering the Meeting room, and the Shareholders in the form of legal entities is obligated to submit a photocopy of the Articles of Association accompanied by the proof of authorization representing the said legal entity/body.------

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders

or their proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.--------------

-------------- Jakarta, June 18, 2004 ------------

------------ **PT BANK BUANA INDONESIA Tbk.** --------

--------------- **The Board of Directors** -----------

-That one sheet of the daily newspapers which contains the notification and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed, dated today, number: 21.-------

B. -That in accordance with the Register of Shareholders of the Company per the twenty fifth of June, two thousand and four (25-6-2004), the total of the Company's issued shares are 4,988,112,000 (four billion nine hundred eighty eight million one hundred twelve thousand) shares, each share having a nominal value of Rp 250.00 (two hundred fifty rupiahs);-------------------------------------

C. That a total of 4,109,882,856 (four billion one hundred nine million eight hundred eighty two thousand eight hundred fifty six) shares or about 82.39% (eighty two point thirty nine percent) of the total shares which have been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 2.a of Article 23 and paragraph 1 of Article 26 of the Company's

Articles of Association, the Meeting was lawful and would be entitled to make lawful decisions.---

-That those persons appearing before me acting as mentioned above have been granted power by the Meeting to state and declare the amendments to the Company's articles of association.------------------------------

-Subsequently, in connection with those matters described above, those persons appearing before me acting as proxies mentioned above, state that the decision below had been made based on majority votes by a total of 3,832,628,924 (three billion eight hundred thirty two million six hundred twenty eight thousand nine hundred twenty four) shares or approximately 93.25% (ninety three point twenty five percent) of the total shares present in the said Meeting:---------------------------

I. to approve the amendments to paragraph 4(g) of Article 4 and to eliminate/delete paragraph 4(h), to amend paragraph 4 of Article 12, paragraph 2 of Article 14, paragraphs 2 (d) and (f) of Article 19, paragraph 2(a) of Article 23 and paragraph 1 of Article 26 of the Company's Articles of Association, and hereinafter they shall read and be written as follows:---------------------------

-------------------- **CAPITAL** --------------------

------------------- Article 4. -------------------

g. The Company may increase its capital without granting preemptive right to subscribe stocks/

shares to the shareholders, as long as it is related to the granting of shares purchase option program to the Company's employees or similar programs which requires the Company to issue new shares for the Company's employees and to convert the Company's loan into shares of the Company within the framework of improving the financial position or the Company's restructuring program with due observance of the provisions regulated in the laws and regulations in the field of Capital Market.---

-DUTIES AND AUTHORITIES OF THE BOARD OF DIRECTORS-

-------------------- Article 12. -----------------

4. The Board of Directors shall be entitled to lawfully and directly represent the Company both inside and outside the Court of Law with regard to all matters and in all events, to bind the Company to other parties and to take all measures/actions, both with regard to the management affairs as well as ownership affairs, but with the restrictions that to be able to do the following:----------------------------

   a. Making an arrangement, understanding or agreement to establish strategic associations, joint venture companies or other forms of partnership, unless for the actions related to correspondent bank, bancassu-

rance, credit channeling, joint product development, credit card, debit card, mutual funds, the granting of syndicated loan, ATM sharing, joint promotion, payment points, business outsourcing or joint training.---------------------------------

b. Buying, obtaining, selling or relinquishing the ownership rights to assets/wealth including the ownership right to immovable goods owned/possessed by the Company with due observance of the provisions mentioned in paragraph 5 below.---------------------

c. Placing equity in other companies in this matter including carrying out acquisition, handing over control or purchasing shares of other companies or disposing equity in other companies with due observance of the existing laws and regulations in the field of Capital Market.------------------------

d. Borrowing or lending money on behalf of the Company in the amount of more than the total amount which has been stipulated by the Board of Directors Meeting with the approval from the Board of Commissioners (including the President Commissioner together with Vice President Commissioner)

as determined at the end of the past financial year).-------------------------

e. Binding the Company as Guarantor in the total amount of more than the total amount which has been stipulated by the Board of Directors Meeting with the approval from the Board of Commissioners (including the President Commissioner together with Vice President Commissioner) as determined at the end of the past financial year, with due observance of the provision of paragraph 5 mentioned below.--------------

f. Placing the Company's assets as collateral in the total amount of more than the total amount which has been stipulated by the Board of Directors Meeting with the approval from the Board of Commissioners (including the President Commissioner together with Vice President Commissioner) as determined at the end of the past financial year, with due observance of the provision of paragraph 5 mentioned below.-

g. Opening the Company's Branch Office overseas.---------------------------------

h. Determining annual operation plan or the Company's annual budget together with the amendments thereof including those matters

which must be submitted to Bank Indonesia and carrying out other material actions outside those matters which have been planned and budgeted for the relevant year.

i. Proposing the appointment and substitution of registered public accountants to be approved in an Annual General Meeting of the Company;------------------------------

j. Amending the total amount which has been stipulated in the Board of Directors Meeting and approved by the Board of Commissioner in relation to those matters stipulated in paragraphs 4 (d), (e) and (f) of this Article 12, with the provisions that the Board of Directors shall be entitled to approve, case by case, the actions mentioned in paragraphs 4 (d), (e) and (f) if the Board of Directors consider them in best interest of the Company as long as it is not more than 20% (twenty percent) of the total amount which has been stipulated above.--------------------

must obtain written prior approval from or the relevant deed shall be jointly cosigned by the President Commissioner and the Vice President Commissioner and if the President Commissioner or the Vice President Commissioner is not

present or unable to attend due to any reasons whatsoever, which matter is not required to be proved to any third parties, such deed shall be cosigned by a member of the Board of Commissioners appointed by the President Commissioner to replace him/her and a member of the Board of Commissioner appointed by the Vice President Commissioner to replace him/her.

------------- **THE BOARD OF COMMISSIONERS** ---------

-------------------- Article 14. ----------------

2. The Board of Commissioners shall consist of at least 3 (three) members, consisting of:-------
   - 1 (one) President Commissioner;-----------
   - 1 (one) Vice President Commissioner;------
   - at least 1 (one) member of the Board of Commissioners;---------------------------

----- **ANNUAL GENERAL MEETING OF SHAREHOLDERS** -----

------------------ Article 19. -----------------

2. d. Appointment of registered public accountants shall be made at the written proposal of the President Commissioner together with the Vice President Commissioner.----------

   f. Granting of bonus, allowance and other incentive programs to the members of the Board of Directors at the written proposal

of the President Commissioner together with the Vice President Commissioner.-----

g. Other matters, which have been duly proposed to the Meeting without prejudice to the provisions of these articles of association, shall be decided.------------

------- **QUORUM, VOTING RIGHT AND DECISIONS** -------

------ **IN A GENERAL MEETING OF SHAREHOLDERS** ------

----------------- Article 23. ------------------

2. a. A General Meeting of Shareholders may be held if it is attended by the shareholders representing more than 1/2 (one half) of the total shares which have been placed by the Company with lawful voting rights, unless otherwise stipulated in these articles of association. Especially a General Meeting of Shareholders to make decision on the issuance of Equity Stock including option and warrant may be held if it is attended by shareholders representing at least 3/4 (three quarters) of the total shares which have been placed by the Company with lawful voting rights and the decision shall be approved by at least 3/4 (three quarters) of the total votes present in the said meeting.---------------------

---- **AMENDMENTS TO THE ARTICLES OF ASSOCIATION** ---

------------------- Article 26. -----------------

1. Amendments to the Articles of Association shall be determined by a General Meeting of Shareholders attended by the shareholders representing at least 3/4 (three quarters) of the total shares which have been placed by the Company with lawful voting rights and the decision shall be approved by at least 3/4 (three quarters) of the total votes lawfully cast in the said Meeting.--------------------

II. To grant power and authorization to the Board of Directors of the Company to state and declare the decision of the item on the agenda of the Meeting in a separate deed before a Notary Public, including to request approval and ratification from and/or to make a report to the competent authorities, to register and to announce the amendments to the said Articles of Association, so that the amendments to the Articles of Association shall come into force according to the law, including to make amendments or additions to these amendments to the provisions of the said Articles of Association if the same is still required by the competent authorities and to do everything which are needed and required by the existing laws and regulations;----------------------------------

-I, the Notary Public, know those persons appearing before me.---

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta, on the day and date as mentioned in the preamble of this deed, in the presence of Mrs. Dahlia, Sarjana Hukum (Master of Law), and Mr. Heriyanto, Sarjana Hukum (Master of Law), both of whom are employees at the Notary's office, residing in Jakarta, as the witnesses.

-After this deed was read out by me, the Notary Public, to those persons appearing before me and witnesses, it was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.--------

-Made or drawn up with 2 (two) amendments, namely 2 (two) crossings out without substitutions.-------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY

Notary Public in Jakarta,

officially stamped by the Notary Public *stamp duty* *signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, appointed by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, October 8, 2004.

File Number :
82-34694

Attachment 2/4

No. 04/DIR/1131

Jakarta, September 29, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.K.1 : Information Disclosure that has to be Announced to Public, attachment of the Decision of the Chairman of Bapepam No.Kep-86/PM/1996 dated January 24, 1996, we would like to inform you that as stated on UOB Singapore letter dated September 28, 2004, Mr. Michael Lau has been resigned from UOB Group thus he has also resigned from his position as a Deputy Chairman in PT Bank Buana Indonesia Tbk.

This report is provided in line with Bapepam's regulation mentioned above. Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Pardi Kendy Aris Janasutanta Sutirto

File Number :
82-34694

Attachment 3/4

No.04/DIR/1179

Jakarta, October 11, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep-27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue II for period July 1 – September 30, 2004 as follows:

No	Information	Total (In Million Rupiah)
1	Balance as of June 30, 2004	31,218.41
2	Use of Proceed (July 1 – September 30, 2004)	8,444.96
3	**Balance as of September 30, 2004**	**22,773.45**

Balance of Rp. 22,773.45 million would be allocated for Information Technology Development

Total balance of Right Issue II for Rp. 22,773.45 million has been invested in the Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

FORM NUMBER : X.K.4

Attachment
Rule Number X.K.4

File Number : 82-34694

Attachment 3/4

Use of Proceeds of Right Issue

Name of Issuer PT Bank Buana Indonesia Tbk.
Line of Business Public National Bank
Telephone (021) 633-0585; 6386 - 5927
Facsimile (021) 631-2340

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : (October 1 - December, 31 2002)											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : (January 1 - Maret 31, 2003)											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
Period : (April 1 - June 30, 2003)											11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
Period : (July 1- September 30, 2003)											402.66	5,795.23	2,503.82	0.00	8,701.71	6,282.61
Period : (October 1 - December 31, 2003)											0.00	0.00	5,590.69	0.00	5,590.69	691.92
Period : (January 1 - March 31, 2004)											0.00	0.00	691.92	0.00	691.92	0.00
							(20%)		(80%)							
III	Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
Period : (July 1- September 30, 2003)												5,962.45		106,757.94	112,720.39	46,085.24
Period : (October 1 - December 31, 2003)												8,614.06		0.00	8,614.06	37,471.18
Period : (January 1 - March 31, 2004)												3,356.81		0.00	3,356.81	34,114.37
Period : (April 1 - June 30, 2004)												2,895.96		0.00	2,895.96	31,218.41
Period : (July 1 - September 30, 2004)												8,444.96		0.00	8,444.96	22,773.45
Total																22,773.45

Jakarta, October 11, 2004
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 4/4

No.04/DIR/1180

Jakarta, October 12, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Subordinated Bond

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep-27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Subordinated Bond I for period July 14 – September 30, 2004 as follows:

No	Information	Total (In Million Rupiah)
1	Balance as of July 14, 2004	293,621.95
2	Use of Proceed (July 14 – September 30, 2004)	293,621.95
3	**Balance as of September 30, 2004**	**-**

Balance of Subordinated Bond I had been used for distribution of Long-term and Short-term Loans.

For reference, attachments of Bapepam's Rule No. X.K.4 and Board of Director's Statement Letter No. 04/DIR/1181 dated October 12, 2004 are enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

FORM NUMBER : X.K.4

File Number :
82-34694

Attachment
Rule Number X.K.4

Attachment 4/4

Use of Proceed of Subordinated Bond

Name of Issuer	**PT Bank Buana Indonesia Tbk.**
Line of Business	**Public National Bank**
Telephone	**(021) 633-0585; 6386-5927**
Facsimile	**(021) 631-2340**

(in million rupiah)

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds According to The Prospectus		The Actual Use of Proceeds from Public Offering		Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	100% for distribution of Long-term and Short-term Loans	Total	100% for distribution of Long-term and Short-term Loans	Total	
1	2	3	4	5	6	7	8	9	10	11
1	Subordinated Bond	30 Juni 2004	300,000.00	6,378.05	293,621.95	293,621.95	293,621.95	293,621.95	293,621.95	0
	Total									

Jakarta, October 12, 2004
PT BANK BUANA INDONESIA Tbk.

Jimmy Kurniawan Laihad

Safrullah Hadi Saleh

File Number :
82-34694

Attachment 4/4

STATEMENT LETTER
No. 04/DIR/1181

We the undersigned :

Jimmy Kurniawan Laihad and **Safrullah Hadi Saleh**, having an address at Bank Buana Harmoni Building, Jalan Gajah Mada No. 1A, Jakarta Pusat 10130, each acting as a President Director and a Managing Director of the Bank and in such a case for and in the name of Board of Directors **PT Bank Buana Indonesia Tbk.** having its office in Jakarta, herewith declare :

1. Net Proceed from PT Bank Buana Indonesia Tbk. Subordinated Bond I is **Rp 293,621,954,101.-**.

2. Net proceed Rp 293,621,954,101.- above had been used appropriately in line with Chapter II, page 7 Subordinated Bond I PT Bank Buana Indonesia Tbk. Prospectus as follows :

   100% for distribution of Long and Short Term Loans

This Statement Letter is issued in line with the Bapepam's Rule No. X.K.4.

Jakarta, October 12, 2004
PT BANK BUANA INDONESIA Tbk.
By,

Jimmy Kurniawan Laihad	**Safrullah Hadi Saleh**
President Director	Director